WOODSIDE

RECEIVED
2004 JUL 13 A 8:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2 July 2004

04035437

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Expanded North West Shelf begins LNG Train start-up, lodged with the Australian Stock Exchange on 2 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUL 13 2004
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 7/13

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited; Woodside Energy Ltd. (operator).

KEY FACTS ABOUT NORTH WEST SHELF LNG EXPANSION

Train 4

- The Train 4 Project is one of the biggest construction projects in Australia.
- An estimated 9000 jobs (direct and indirect) were created across Australia during construction.
- In November 2003, the construction work force peaked at 2400.
- The foundation work involved the pouring of 13,000 cubic metres of reinforced concrete, the equivalent of about 10 Olympic-size swimming pools full of concrete.
- 8000 tonnes of structural steel has been assembled (double the amount used on Train 3) and 5100 tonnes of pipe. The existing production trains each required 4000 tonnes of steel and 3200 tonnes of pipe.
- Each of the two cryogenic heat exchangers in Train 4 has about 650km of wound aluminium tube.
- More than 375km of electrical cabling above and below ground was required.
- 84,000 litres of paint was used to paint pipes, vessels and equipment on-site, about the same amount required for one coat of paint on the Sydney Harbour Bridge.
- Once fully operational, Train 4 will increase tax revenue to Government by more than A$400 million a year (including indirect tax payments by suppliers and from increased employment).

Second Trunkline

- At 135km long and more than a metre in diameter, the new undersea pipeline between the North West Shelf and the Burrup Peninsula is the biggest offshore trunkline in Australia and one of the biggest worldwide.
- It has a capacity of 2200 million standard cubic feet a day or 64 million cubic metres, enough to provide more than four times the amount of gas consumed in WA each day.
- At its peak, 400 people worked offshore on installation, hook-up and commissioning.
- More than 70 Australian welders were trained in the latest offshore welding techniques as part of the project.
- During installation more than 600,000 tonnes of rock were placed over a 30km near-shore section of the trunkline to ensure its stability.
- The remaining 80km deepwater section of the trunkline is secured to the seabed by 900, 34-tonne gravity anchors placed every 50 to 150 metres.

Ninth LNG Ship

- *Northwest Swan* made its maiden voyage to Japan in April 2004.
- The vessel has a membrane containment system, unlike the existing fleet which has the spherical Moss Rosenberg design.
- The vessel is 287 metres long with a beam of 43.4 metres and a draught of 11.5 metres.
- With a capacity of 138,500 cubic metres, it is larger than vessels in the existing fleet which carry 125,000 cubic metres of LNG.

NOTE TO EDITORS

Photographs of the expansion project and LNG ship are available in jpeg format. Broadcast quality vision is also available for televisions stations. Please email tracy.reeves@woodside.com.au with your requests.

WOODSIDE

29 June 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-255-P (Knott-1), lodged with the Australian Stock Exchange on 29 June 2004;
- Woodside terminates Kipper gas field sale, lodged with the Australian Stock Exchange on 29 June 2004;
- UBS Resources Conference presentation by David Maxwell, lodged with the Australian Stock Exchange on 29 June 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 29 JUNE 2004
10:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
KNOTT-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Knott-1 exploration well located in the Exmouth Sub-basin was spudded on 28 June 2004, and is currently drilling ahead in 14¾ inch hole at a depth of 947 metres.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 5 kilometres east of Skiddaw-1 and 8 kilometres east of Stybarrow-1. Water depth at the location is approximately 685 metres. Planned total depth is approximately 2,248 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.

MEDIA
NIEGEL GRAZIA
W: + 61 8 9348 6663
M: + 61 417 930 795
E: niegel.grazia@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Woodside terminates Kipper gas field sale

Woodside Petroleum Ltd. has today terminated its agreement with Anzon Energy Australia Limited ("Anzon") under which Anzon was to acquire Woodside's 30% interest in Retention Lease VIC/RL2, containing the Kipper gas field, in the Gippsland Basin offshore southern Victoria.

On 26 February, 2004, Woodside announced that it had agreed to sell to Anzon its Bass Strait assets VIC/RL2, VIC/RL6, VIC/RL9 and VIC/RL10 for A$65 million subject to joint venture and regulatory approvals.

The sale of Woodside's interests in VIC/RL6, VIC/RL9 and VIC/RL10 was completed on 15 March 2004.

On 9 June 2004, the Kipper Joint Venture Participants were advised by the Victorian Department of Primary Industries that the Department considered production from the Kipper field to be commercially viable and that the Department had therefore rejected the Participants application to renew Retention Lease VIC/RL2.

Woodside also considers that production from Kipper is currently commercially viable. As a consequence of the Department's decision, the joint venture now has one year to apply for a production licence.

The other participants in the VIC/RL2 joint venture are Esso Australia Resources Pty Ltd (operator) 25%, BHP Billiton Petroleum (Victoria) Pty Ltd 25% and Santos controlled entities 20%.

82-2280

WOODSIDE

1951 2001
Commitment to Growth

UBS Resources Conference

Sydney 2004

"Commitment to Growth"

David Maxwell
Gas & Commercial Business Unit Director

29 June 2004

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: *price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.*

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

Profile







- Australia's largest listed E&P company by market cap
- ~ A$11 billion market cap (in ASX Top 20, code WPL)
- Key focus areas: Australia, Africa, USA
- Operator of NWS Venture, Australia's largest resource project
- 2003 operated production ~215 MMboe (WPL share ~59 MMboe)
- Strong cashflow generation underpinned by long-term contracts

WOODSIDE

Woodside's Strategic Objectives

- Deliver top quartile total shareholder return
- Pay dividends and grow as an E&P focussed company
- Continue building an Australian business
- With focussed international growth



Africa
Australia &
Asia
USA
Exploration Acreage
Developments : Existing & Planned
Major Markets : Existing

WOODSIDE

Updated Projection with pending projects



140
120
100
80
60
40
20
0
MMBoe
2003
2004
2005
2006
2007
2008
2009
2010
NWSV T1-4
Legendre
Otway
Egret
Sunrise
Prior Market Disclosed
NWSV Oil
Ohanet
Enfield Area
Blacktip
Pending (Tiof,Neptune other)
Laminaria
Mutineer Exeter
Chinguetti
Train 5
Exploration

WOODSIDE

Identified Projects

Project	Maximum project production (100%)	FEED	FID	RFSU	Equity %
Train 4	4.2 mtpa	✓	✓	Mid-2004	16.67
Mutineer-Exeter	100,000 bopd	✓	✓	Mid-2005	8.2
Enfield	100,000 bopd	✓	✓	Q4-2006	60.0
Thylacine-Geographe	60 PJ pa	✓	✓	Mid-2006	51.55
Chinguetti (W Africa)	75,000 bopd	✓	✓	Q1-2006	53.85
Blacktip	40 PJ pa	✓	Q4-2004	2007	53.85
Midway (GoM)	~	Mid-2004	2H-2004	Q1 2005	50.0
Egret	10,000 bopd	Q1 2006	Q4 2006	Mid-2007	33.3
Train 5	4.2 mtpa	Reviewing	Reviewing	Q4-2008	16.67
Sunrise	~	Reviewing	Reviewing	2010	33.44
Neptune (GoM)	Pending	Reviewing	Reviewing	Reviewing	20.0
Tiof (W Africa)	Pending	Reviewing	Reviewing	Reviewing	53.85

Projects located in Australia unless otherwise noted

FEED: Front End Engineering and Design
FID: Final Investment Decision
RFSU: Ready For Start Up

WOODSIDE

Australian and JPDA Operations



Browse Basin
(Scott Reef / Brecknock)
20.49 Tcf (SFR)
WPL approx 50%*
Blacktip
0.93 Tcf (SFR)
WPL 54%
Laminaria
57 MMbbl Oil
(Proved & Probable)
WPL 45-50%
Kuda Tasi-Jahal
WPL 40%
Sunrise
7.68 Tcf (SFR)
WPL 33.4%
Mutineer-Exeter
~100 MMbbl Oil
(Proved & Probable)
WPL 8.2%
North West Shelf
21.13 Tcf
(Proved & Probable)
WPL approx 20%**
Legendre
12 MMbbl Oil
(Proved & Probable)
WPL 45.9%
Stybarrow-Eskdale
WPL 50%
Enfield-Laverda-Vincent
WA-271-P nearly 300 MMbbl Oil
(Proved & Probable + SFR)
WPL 60%
Otway
(Thylacine / Geographe)
0.87 Tcf
(Proved & Probable)
WPL 51.55%
DARWIN
PERTH
ADELAIDE
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
HOBART
TASMANIA
WESTERN AUSTRALIA
TERRITORY
QUEENSLAND
NEW SOUTH WALES
VICTORIA
Assets include:
• North Rankin
• Goodwyn
• Onshore Gas Plant
• Cossack Pioneer
(Wanaea Oil)
• Ocean Legend
(Legendre Oil)
• Northern Endeavour
(Laminaria-Corallina Oil)
Oil
Gas
Current Operating Facilities
Gas Pipelines
Existing
Proposed
JPDA Joint Petroleum Development Area

Source WEL & Australian Gas Association

* Equity varies for different permits
** Equity varies for different products

Gross hydrocarbon volumes are based on 2003 Reserves Statement (18th Feb' 2004)

Woodside LNG supply

Potential Woodside sources of supply to Asia Pacific include:

- **North West Shelf Venture**
  - Trains 1 to 4
  - Train 5
  - beyond Train 5
- **Sunrise**
- **Browse**



Asia Pacific LNG market growing


150
100
50
Mt 0
2003
2010
2015
2015 high
North America
New Zealand
Philippines
China
India
Taiwan
Korea
Japan

Source: ABARE, June 2004

WOODSIDE

Delivered cost LNG falling


LNG costs: 1980s
1.5
0.5
0.5
2.5
Liquefaction
Shipping
Regasification
Total


LNG costs: 2003
1
0.4
Liquefaction
Shipping
Regasification
Total

Note. All costs in US$/mmbtu; shipping numbers will be site-specific

Source: Wood Mackenzie

WOODSIDE

China - Energy needed for continued growth



GDP US$
Energy (Qbtu)
US$ Billion (1997 Real Terms)
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Quadrillion btu
90
80
70
60
50
40
30
20
10
0
1990 Actual
2000 Actual
2010 Estimate
2015 Estimate
2020 Estimate

Source: EIA, US DOE

- Exceptional GDP growth - 9% over last 15 yrs, targeting 7% in 2004
- Energy use - may double from 1990 (0.68 billion toe) to 2005 (1.1 billion toe)
- Second largest global consumer of oil but coal is primary source of energy

WOODSIDE

LNG – China's new energy solution

Recent LNG Price Curve vs Oil Price Curve (Thermal Parity)


High
Price US$/mmbtu
Crude Oil Parity
Typical Asia
LNG Price
Low
JCC Oil Price US$/bbl
High

- LNG - reliable, flexible, environmentally friendly fuel alternative
- China deal with Australia's North West Shelf - over 3.3 mtpa LNG for 25 years
- China's consumption of natural gas - is predicted to increase from 2.5% in 2000 to 4% of total energy consumption by 2010
- LNG offers economic and balance of payment advantages over oil

WOODSIDE

China - new player in changing LNG market

- China is a new entrant to the established LNG market
- China could be importing 20 mtpa of LNG by 2010
- China plans 4 new LNG terminals, in addition to Guangdong and Fujian
- China competing alongside US, Japan and Korea for LNG supply
- Market sentiment is shifting away from a perception of LNG oversupply

China – Proposed LNG Import Terminals



Dalian
Tianjin
Shandong
Jiangsu
Shanghai
Zhejiang
Fujian
Guangdong
Proposed built by 2010
Proposed built after 2010
Under Construction

Source: ABARE

WOODSIDE


WOODSIDE